UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NEURALSTEM, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
64127R302

(CUSIP Number)

I. Richard Garr 20271 Goldenrod Lane, Germantown, Maryland 20876
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64127R302	13D	Page 2 of 4 pages

1	NAME OF REPORTING PERSON

I.Richard Garr

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS			☐
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

		7	SOLE VOTING POWER
NUMBER
	OF		5,978,813
	SHARES	8	SHARED VOTING POWER
BENEFICIALLY
	OWNED		—
	BY	9	SOLE DISPOSITIVE POWER
EACH
	REPORTING		5,978,813
	PERSON	10	SHARED DISPOSITIVE POWER
	WITH		—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,978,813(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES			☐
CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8% (2)

14	TYPE OF REPORTING PERSON

OO

CUSIP NO. 64127R302	13D	Page 3 of 4 pages

(1)	The shares of Common Stock beneficially owned by Mr. Garr and set forth in rows 7 and 9 include 157,924 shares of Common Stock underlying restricted stock units and 4,737,552 shares of Common Stock underlying options to purchase shares of Common Stock, in each case, that have vested as of the date hereof or will become vested within 60 days after such date. This number excludes shares and shares underlying common stock owned by Mr. Garr’s wife for which he has disclaimed beneficial ownership.

(2)	The shares of Common stock beneficially owned by Mr. Garr and set forth in row 11 represents 6.3% of the outstanding shares of Common Stock of the issuer based on 87,926,264 shares of Common Stock issued and outstanding as of January 28, 2015.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Neuralstem, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 20271 Goldenrod Lane, Germantown, MD 20876.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by Mr. I. Richard Garr, an individual, (the “Reporting Person”).
(b)	Mr.Garr’s business address is 20271 Goldenrod Lane, Germantown, MD 20876.
(c)	Mr. Garr is the Chief Executive Officer, President, General Counsel, Chief Financial Officer of the issuer and serves as a member of the board of directors of the issuer.
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)	Mr. Garr is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Garr’s ownership of 1,083,337 shares of Common Stock were received as follows: (i) Mr. Garr received 1,618,084 shares as a founder of which he gifted away or loaned 1,045,821 shares; (ii) Mr. Garr received 189,111 shares and 76,953 shares pursuant to awards related to his employment on December 30, 2009 and July 8, 2010 respectively; (iii) Mr. Garr received 194,010 shares pursuant to an exercise of 400,000 Common Stock purchase options of which he forfeited 205,990 shares; and (iv) Mr. Garr purchased 2,000 shares of Common Stock and 49,000 shares of Common Stock on April 23, 2008 and July 7, 2008 respectively.

Mr. Garr’s ownership of 157,924 shares of Common Stock underlying restricted stock units were received as follows: (i) Mr. Garr received 138,122 restricted stock units pursuant to an award related to his employment on November 12, 2010; and (ii) Mr. Garr received 19,802 restricted stock units pursuant to an award related to his employment on January 27, 2011.

Mr. Garr’s ownership of 4,737,522 shares of Common Stock underlying options were received pursuant to awards related to his employment as follows: (i) Mr. Garr received 1,200,000 options on July 28, 2005 with a term of 10 years and an exercise price of $0.50 per share of which 800,000 remain due to the exercise of 400,000 (205,990 shares issued thereunder were forfeited); (ii) Mr. Garr received 2,100,000 options on January 21, 2008 with a term of 10 years and an exercise price of $3.66 per share; (iii) Mr. Garr received 263,147 options on November 11, 2010 with a term of 10 years and an exercise price of $2.21 per share; (iv) Mr. Garr received 412,552 options on April 11, 2012 with a term of 10 years and an exercise price of $1.09 per share; (v) Mr. Garr received 640,855 options on April 11, 2012 with a term of 10 years and an exercise price of $1.09 per share, of which 587,451 are vested within 60 days of the date of this Schedule 13D; (vi) Mr. Garr received 129,327 options on March 28, 2013 with a term of 10 years and an exercise price of $1.12 per share; (vii) Mr. Garr received 571,033 options on March 28, 2013 with a term of 10 years and an exercise price of $1.12 per share, of which 380,689 are vested within 60 days of the date of this Schedule 13D; and (viii) Mr. Garr received 193,158 options on January 28, 2014 with a term of 10 years and an exercise price of $3.22 per share, of which 64,386 of the options will be vested within 60 days of the date of this Schedule 13D.

Item 4. Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

CUSIP NO. 64127R302	13D	Page 4 of 4 pages

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, based on the number of shares outstanding as of January 28, 2015, Mr. Garr is the beneficial owner of 5,978,813 shares of Common Stock, representing approximately 6.8% of the issuer. Mr. Garr’s ownership consists of (i) 1,083,337 shares of Common Stock, (ii) 157,924 shares of Common Stock underlying restricted stock units, and (iii) 4,737,552 shares of Common Stock underlying options that Mr. Garr has the right to acquire within 60 days of the date hereof. The individual transactions resulting in such ownership is incorporated by reference to Item 3 above.

(b)	With respect to all of the Common Stock listed in Item 5(a) above, Mr. Garr has sole power to vote or to direct the vote with respect to such shares of Common Stock and the sole power to dispose or direct the disposition of such shares of Common Stock.

(c)	During the past 60 days Mr. Garr gifted a total of 17,000 shares of Common Stock.

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among Mr. Garr and any other person or entities with respect to any securities of the issuer except for the following:

1)	Employment Agreement of I. Richard Garr dated January 1, 2007 and as amended on January 1, 2008, (“Employment Agreement”) provides for: i) restricted stock units and options to acquire shares of Common Stock, and (ii) in the event that Mr. Garr’s employment is terminated for any reason (or upon a voluntary resignation pursuant to a change of control and reassignment of duties), all stock options granted shall be accelerated and vest immediately upon such termination.

2)	Non-qualified Stock Option Agreement between issuer and I. Richard Garr dated 7/28/2005, fully vested, but subject to certain issuer tax withholding provisions.

3)	Form of 2007 Stock Plan and 2010 Equity Compensation Plan option grants, subject to certain vesting and continuing service provider requirements, as applicable

4)	Form of restricted Stock Unit Agreement, subject to certain vesting and continuing service provider requirements, as applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description

4.01	Non-Qualified Stock Option Agreement between issuer and I. Richard Garr dated 7/28/2005 (incorporated by reference to Exhibit 4.4 of the issuer’s registration statement on Form SB-2 (file number 333-132923), filed on June 21, 2006)

4.02	Neuralstem 2010 Equity Compensation Plan (incorporated by reference to Exhibit 10.01 of the issuer’s current report on Form 8-K (file number 001-33672), filed on July 14, 2010)
4.03	Neuralstem 2007 Stock Plan (incorporated by reference to Exhibit 4.21 of the issuer’s quarterly report on Form 10-Q (filed number 333-132923), filed on August 14, 2007.
4.04	Form of employee and consultant option granted pursuant to issuer’s 2007 Stock Plan and 2010 Equity Compensation Plan (incorporated by reference to Exhibit 4.23 of the issuer’s annual report on Form 10-K(file number 001-33672), filed on March 21, 2010.

4.05	Form of Restricted Stock Unit Agreement (incorporated by reference to Exhibit 4.08 of the issuer’s registration statement on Form S-8 (file number 333-172563), filed on March 1, 2011.

10.1	Employment Agreement, dated as of January 1, 2007, between Mr. Garr and the issuer, as amended on January 1, 2008 (incorporated by reference to Exhibit 10.02 of the Issuer’s annual report on Form 10-K (file number 001-33672), filed on March 31, 2009)

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 4, 2015	/s/ I. Richard Garr
I. Richard Garr